SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, November 11, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Att. Registro Público del Mercado de Valores
Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10.0, Credicorp Ltd. (Credicorp) complies with notifying you of the following Material Event.

Today, Credicorp has transferred 2,170,575,309 shares of Banco de Credito del Perú (BCP) to Credicorp’s wholly owned subsidiary Grupo Crédito S.A. (Grupo de Crédito) through a capital contribution and over-the-counter transaction. The number of shares transferred represents 84.9% of the total number of shares of BCP. Credicorp will maintain the remaining 325,612,451 shares that it owns, which represent an additional 12.7% of BCP’s total shares.

As it was informed previously, this transfer implies no change of control in BCP because Credicorp, in conjunction with its subsidiary Grupo Crédito, will continue to control the same 97.6% of the total shares of BCP. The transaction aims to facilitate the management of future Credicorp’s investments in Peru and has been approved by the Superintendence of Banking, Insurance and Private Pension Fund Administrators of Perú.

Sincerely,

/s/           Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative